RESOLVED, that the renewal of the fidelity bond issued by the Federal Insurance Company and currently maintained by the Fund providing coverage in the amount of $1,900,000 (the "Fidelity Bond"), for an additional annual period through November 1, 2018, and the payment of the applicable annual premium of $4,560 on behalf of the Fund be, and hereby are, approved; and further

RESOLVED, that the actions taken on behalf of the Fund in connection with the renewal of the Fidelity Bond and the payment of the premium therefor by officers of OAM who have been authorized to sign agreements on behalf of the Fund, be, and hereby are, ratified and approved; and further

RESOLVED, that it is hereby determined, in accordance with the requirements of Rule 17g-1 under the 1940 Act, that the Fidelity Bond is reasonable in form and amount, after giving due consideration to all relevant factors, including the value of the aggregate assets of the Fund, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities that are or will be held in the Fund's portfolio; and further

RESOLVED, that Bryan McKigney hereby is designated as the person authorized to make all required filings with the Securities and Exchange Commission (the "SEC") and to give all notices on behalf of the Fund that are required by paragraph (g) of Rule 17g-1; and further

RESOLVED, that in the event that the amount of the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1, the officers of OAM who have been authorized by the Board to sign agreements on behalf of the Fund, be, and hereby are, authorized and directed to obtain an increase in the amount of the Fidelity Bond coverage as may be necessary to comply with such requirements.